

Financial Statements and Report of
Independent Certified Public Accountants

Digital Legends Golf, LLC

May 31, 2024

Digital Legends Golf, LLC

Table of Contents



<center>Independent Auditor's Report</center>

To the Members of

Digital Legends Golf, LLC

Opinion

We have audited the accompanying financial statements of **Digital Legends Golf, LLC** (the "Company"), which comprises the balance sheet as of May 31, 2024, and the related statements of operations, cash flows, and changes in members' equity for the period from April 30, 2024 to May 31, 2024 and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 2024, and the related statements of operations, cash flows, and changes in members' equity for the period from April 30, 2024 to May 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

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ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
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In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C, the financial statements include no assets or equity. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Tampa, Florida

June 29, 2024

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

Digital Legends Golf, LLC
Balance Sheet
As of May 31, 2024


ASSETS


Current Assets		
Cash	$	100
Total Current Assets		100
TOTAL ASSETS	$	100


LIABILITIES AND MEMBER'S EQUITY


Current Liabilities		
Total Current Liabilities	$	-
TOTAL LIABILITIES		-
Members' Equity		
Class A Units, 400,000,000 authorized, and 400,000,000 issued and outstanding as of May 31, 2024		-
Class B Units, 35,600,000 authorized, and 0 issued and outstanding as of May 31, 2024		-
Class C Units, 100,000,000 authorized, and 0 issued and outstanding as of May 31, 2024		
Members' Equity		100
TOTAL MEMBERS' EQUITY		100
TOTAL LIABILITIES AND		
MEMBERS' EQUITY	$	100

Digital Legends Golf, LLC
Statement of Operations
For the period from April 30, 2024 to May 31, 2024

REVENUE	
Total revenue	$ -
EXPENSES	
Total operating expenses	-
LOSS FROM OPERATIONS	-
OTHER INCOME (EXPENSES)	-
NET LOSS	$ -

The accompanying notes are an integral part of this financial statement.

Digital Legends Golf, LLC
Statement of Cash Flows
For the period from April 30, 2024 to May 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

    Income (Loss) $ -

        Adjustments to reconcile net income (loss)
           to net cash provided by (used in)
           operating activities:

        Net cash provided by operating activities -

CASH FLOWS FROM INVESTING ACTIVITIES

        Net cash (used in) investing activities -

CASH FLOWS FROM FINANCING ACTIVITIES

    Contribution from member 100

        Net cash provided by financing activities 100

          NET INCREASE IN CASH 100

Cash at beginning of year -
Cash at end of year $ 100

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

    Cash paid during year for interest $ -
    Cash paid during year for income taxes $ -

Digital Legends Golf, LLC
Statement of Members' Equity
For the period from April 30, 2024 to May 31, 2024

	Class A Units $0 Par Value	Class B Units $0 Par Value	Class C Units $0 Par Value	Total Members' Equity
April 30, 2024	$ -	$ -	$ -	$ -
Issuance of Class A Units	400,000,000	-	-	-
Contribution from Member	-	-	-	100
Net income (loss)	-	-	-	-
May 31, 2024	400,000,000	-	-	$ 100

The accompanying notes are an integral part of this financial statement.

Note A – Nature of Business and Organization

Nature of Operations

Digital Legends Golf, LLC was organized as a Wyoming Limited Liability Company to develop and deploy a portfolio of "digital humans" in the golf industry that interact with and compete with live or virtual participants.

Note B – Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Financial Instruments

The Company's financial instruments consist primarily of cash and investments. The carrying value of the financial instruments are considered to be representative of their respective fair value.

Revenue Recognition

The Company recognizes revenue from televised and live charity golf events, digital assets and collectibles, merchandise, ticket sales, sponsorships, licenses, and sports betting (upon approval from regulators).

Income Taxes

Digital Legends Golf, LLC with the consent of its members, has elected to be taxed as a partnership. In lieu of income taxes, the members of partnerships are taxed on their proportionate share of the Company's taxable income, Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts, and disclosures. Actual results could differ from these estimates.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Member's Capital

Contributions

In accordance with Digital Legends Golf, LLC, if the Manager of the Company determines that additional funds are required by the Company to meet the Company's operating expenses, the members of the Company have the right, but not the obligation to contribute the additional funds. The additional funds may be provided in the form of member loans, additional capital contributions, or a combination of both to the Company; as determined by the Manager in their sole and absolute discretion.

As of May 31, 2024, Digital Legends Golf, LLC has authorized Class A Units of 400,000,000 and 400,000,000 issued and outstanding, Class B Units of 35,600,000 and 0 issued and outstanding, and Class C Units of 100,000,000 and 0 issued and outstanding. Digital Legends Golf, LLC received a total of $100 in member contributions during the period May 31, 2024.

Voting Rights

Each Class A Unit shall be entitled to one (1) vote per Class A Unit on each matter to which the Class A Unitholders are entitled to vote under this Agreement, the Act or applicable law. Class B Unitholders and Class C Unitholders shall not have any voting rights with respect to Class B Units and Class C Units except as expressly set forth in this Agreement or as otherwise required by the Act or applicable law.

Profit and Loss Allocation

Allocations of net profits and losses, as determined for each taxable year of the Company, shall be allocated among the members pro rata in proportion to their ownership of the membership interest, as outlined in the Operating Agreement.

Distributions

Distributable cash from operations, as defined in the Operating Agreement, shall be determined at such times and in such amounts by the Managing Member. Members shall receive distributions at the same time without preference or priority of any single member, and distributed to the members after certain priority payments have been made, as outlined in the Operating Agreement.

Note E - Subsequent Events

Management has evaluated subsequent events through June 29, 2024, the date the financial statements were available to be issued.

Class C Units

As of June 1, 2024, Digital Legends Golf, LLC has issued 77,500,000 of Class C Units, which are subject to vesting schedules set forth in their respective award agreements.

Pursuant to the Company's 2024 Equity Incentive Plan, it is the intention that the Class C Units are intended to qualify as a "profits interest" (within the meaning of IRS Revenue Procedure 93 27, 1993 2 CB 343) in the Company solely in respect of the future earnings of the Company. Accordingly, each recipient of Class C Units shall have an initial Capital Account of zero with respect to the initial grant of Class C Units. In accordance with IRS Revenue Procedure 2001 43, 2001 2 CB 191, the Company shall treat each Class C Unitholder as the owner of a profits interest from the date such Class C Units are granted.